HONDO MINERALS CORPORATION

15303 N. Dallas Parkway, Suite 1050
Addison, Texas 75001

November 13, 2013

Raj Rajan

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:          Hondo Minerals Corporation

Amendment No. 4 to Form 10-K for the Fiscal Year Ended July 31, 2012

Filed October 16, 2013

Response submitted October 16, 2013

File No. 000-54326

Dear Mr. Rajan:

Hondo Minerals Corporation, a Nevada corporation (the “Company”) has received and reviewed your letter of October 29, 2013 pertaining to the Company’s Amendment No. 4 to Form 10-K for the Fiscal Year Ended July 31, 2012 filed on October 16, 2013 with the Securities & Exchange Commission (the “Filing”).

Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 29, 2013.

Amendment No. 4 to Form 10-K for the Fiscal Year Ended July 31, 2012

General

1.	Please explain the basis for certain statements or information provided on your company website. For example, your company website indicates that independent testing has shown that the Tennessee Mine contains materials that can produce commercial amounts of gold and silver using your exclusive technology. Additionally, your company website provides sampling data in which you were unable to Supplementally provide to us or have indicated that you have not verified. Please advise.

RESPONSE: We have revised the content of our website to remove statements indicating that independent testing has shown that the Tennessee Mine contains materials that can produce commercial amounts of gold and silver, and similar statements regarding our ability to recover commercial quantities of metals, and to remove the sampling data.

Processing Methods, page 13

2.	We note your response to comment 7 from our letter dated October 1, 2013. As disclosed in this section of your filing, please tell us how you have made the determination that you are able to recover economic metals from mineralized material concentrates, process tailings to recover economic values, and recover economic metals and deleterious metals from toxic materials.

RESPONSE: We have revised the Filing to remove any statements regarding our ability to recover economic metals or economic values.

Recent Developments, page 17

3.	We note your response to comment 7 from our letter dated October 1, 2013. Please tell us the type and quantity of metals contained in the solution and how you have made this determination. If unknown, please clarify in your filing.

RESPONSE: We have revised the Filing to include the following language:

“On January 5, 2012 the Company announced preliminary success with its processing facility at the Tennessee Mine. The Company processed pregnant leached solutions (PLS) using its exclusive ELeach process. If the material being leached in the ELeach solution contained metals, a chemical reaction occurred. Once the chemical reaction began to subside or slow down and became relatively stable, we knew that the leaching was complete or near complete and that metals were now contained in the solution. The focus of our work was to test the efficacy of and to improve the leaching process itself, accordingly, the quantity and type of metals contained in each solution that we processed is unknown.”

In connection with the Company’s responding to the comments set forth in the October 29, 2013 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ William R. Miertschin

William R. Miertschin

Chief Executive Officer